EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$8,224
Fixed charges:
Interest expense	1,524
One-third of rents, net of income from subleases (a)	135
Total fixed charges	1,659
Add: Equity in undistributed loss of affiliates	39
Income before income tax expense and fixed charges, excluding capitalized interest	$9,922
Fixed charges, as above	$1,659
Preferred stock dividends (pre-tax)	460
Fixed charges including preferred stock dividends	$2,119
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.68
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$2,119
Add: Interest on deposits	364
Total fixed charges including preferred stock dividends and interest on deposits	$2,483
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,922
Add: Interest on deposits	364
Total income before income tax expense, fixed charges and interest on deposits	$10,286
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.14

(a)	The proportion deemed representative of the interest factor.